Exhibit 99.2

GOVERNMENT OF ALBERTA

2022-23 Final Results

Year-end Report

June 2023

Table of Contents

2022–23 Final Results

Fiscal Plan Highlights	3

Fiscal Plan Summary	3

Revenue Highlights	4

Revenue	4

Expense Highlights	6

Total Expense	7

Cash Adjustments / Borrowing Requirements	9

Net Financial and Capital Assets	10

Balance Sheet	11

Economic and Tax Highlights	12

Historical Fiscal Summary	13

Annual Infrastructure Report	15

Note: Amounts presented in tables may not add to totals due to rounding.

Note on restatements and accounting policy changes:

•

2021-22 Actual and 2022-23 Budget numbers have been restated to reflect the revised government structure under the Government Organization Act (Order in Council 362/2022, October 24, 2022 and Order in Council 373/2022, November 16, 2022).

•

Effective April 1, 2022, the Province adopted the Asset Retirement Obligations (ARO) standard. The ARO standard provides guidance on accounting for and reporting on liabilities related to the retirement of capital assets. Some types of assets need decommissioning and remediation work and therefore resources to be available for this work. The standard requires recognition of the future outlay when the asset is added, and then recalibration annually as the asset is used and moves closer to disposal. To adopt this standard, the Province used the modified retroactive approach, with restatement of prior year comparatives. As a result, the 2021-22 actual numbers are restated to reflect $2 billion increase in net debt, $692 million increase to tangible capital assets and $29 million increase in amortization expense for a total adjustment of $1.3 billion to net liabilities.

•

Effective April 1, 2022, the Province adopted the Financial Instruments standard and corresponding standards relating to Foreign Currency Translation, Financial Statement Presentation and Portfolio Investments. These standards provide guidance on recognition, measurement and reporting of financial assets and liabilities, including derivatives, foreign currency translation, remeasurement gains and losses and risk disclosures. As a result of these standards, the Province’s derivatives, publicly traded equities as well as portfolio investments that are managed on a fair value basis are recognized at fair market value instead of amortized book value, and foreign currency debt is recognized at current exchange rates rather than locked-in hedge rate. The Province used prospective application to adopt these standards. As a result, 2022 comparatives are not restated, and not included in the Consolidated Statement of Remeasurement Gains and Losses.

Treasury Board and Finance, Government of Alberta

2022–23 Final Results Year-end Report, June 2023

Additional copies of this report may be obtained by visiting our website at: www.alberta.ca/budget-documents.aspx

2	2022-23 Final Results | Year-End Report

2022–23 Final Results

Fiscal Plan Highlights

The 2022-23 final results were an $11.6 billion surplus, an increase of $11.1 billion from budget, and $7.7 billion from 2021-22.

Budget 2022 was developed in the midst of a series of significant global events including uncertainty about the rate of recovery from the COVID-19 pandemic. Budget 2022 focused on supporting health care and the economy. In 2022-23, the economy grew faster than expected and oil prices soared due to the ongoing Russia-Ukraine war. Inflation also climbed from heightened consumer demand following the easing of COVID-19 restrictions and supply chain bottlenecks. Central banks raised interest rates in response, compounding affordability concerns for Albertans. Alberta’s government responded by pausing collection of the fuel tax, indexing personal income tax and social programs to inflation, providing electricity rebates, affordability payments, other measures and deferrals.

Revenue in 2022-23 increased substantially, with the highest ever resource revenue recorded. Expense increases in 2022-23 were mainly for health care, affordability measures, enrolment growth in K-12 and post-secondary education, and for compensation agreements.

Total Revenue was $76.1 billion, $13.5 billion more than Budget 2022, and $7.8 billion more than 2021-22.

•	Change from Budget. Increases of $11.4 billion in resource revenue, $4.7 billion in income taxes, and $1.2 billion in government business enterprise (GBE) net income and other revenue, were partly offset by decreases of $1.8 billion in investment income, $1.2 billion in fuel and other taxes, and $0.7 billion in federal transfers.

•	Change from 2021-22. Similar to the changes from budget. The increase in resource revenue was $9.1 billion as 2021-22 revenue increased at year-end, while GBE net income decreased $2.3 billion as 2021-22 results included the positive revaluation of the Sturgeon Refinery based on the ownership restructuring.

Total Expense was $64.5 billion, $2.4 billion more than budget and a $0.1 billion increase from 2021-22.

•	Change from Budget. Increases of $2.5 billion in regular and COVID-19 operating expense, $0.3 billion in disaster assistance, $0.5 billion in other expense, partly offset by decreases of $0.9 billion in capital grants.

•	Change from 2021-22. Increases of $3.5 billion in regular operating expense and $0.6 billion in debt servicing and pension expense were partly offset by decreases of $1.1 billion in COVID-19 operating expense, $1 billion in capital grants, and $1.9 billion in disaster assistance and other expense

•	Capital Plan. Support for infrastructure in 2022-23 was $5.6 billion, $1.9 billion below budget.

Consolidated Fiscal Summary

(millions of dollars)					Change from
		2022-23		2021-22		2021-22
INCOME STATEMENT		Budget	Actual	Actual	Budget	Actual
	Revenue

1	Personal income tax	13,382	13,925	13,335	543	590

2	Corporate income tax	4,040	8,167	4,718	4,127	3,449

3	Other taxes	5,612	4,432	5,453	(1,180)	(1,021)

4	Non-renewable resource revenue	13,840	25,242	16,170	11,402	9,072

5	Transfers from Government of Canada	12,054	11,363	11,595	(691)	(232)

6	Investment income	3,173	1,326	3,579	(1,847)	(2,253)

7	Net income / (loss) from government business enterprises	2,435	2,481	4,810	46	(2,329)

8	Premiums, fees and licences	4,490	4,657	4,520	167	137

9	Other revenue	3,581	4,527	4,142	946	385

10 Total Revenue		62,607	76,120	68,322	13,513	7,798

	Expense

11	Operating expense (includes crude-by-rail expense in 2021-22)	50,800	52,992	49,531	2,192	3,461

12	COVID-19 / Recovery Plan op. exp. (includes $750 million contingency)	1,437	1,734	2,812	297	(1,078)

13	Capital grants	2,429	1,536	2,503	(893)	(967)

14	Disaster assistance (includes $1 billion contingency)	1,000	1,319	3,076	319	(1,757)

15	Capital amort. / inventory consump. / asset disposal losses	4,056	4,090	4,213	34	(123)

16	Debt servicing costs - general	1,378	1,484	1,525	106	(41)

17	Debt servicing costs - Capital Plan	1,284	1,345	1,116	61	229

18	Pension provisions / (recovery)	(289)	(21)	(365)	268	344

19	Total Expense	62,096	64,479	64,407	2,383	72

20 Surplus / (Deficit)		511	11,641	3,915	11,130	7,726

CAPITAL PLAN

21 Capital grants		2,429	1,536	2,503	(893)	(967)

22 Capital investment		5,105	4,108	4,119	(997)	(11)

23 Total Capital Plan		7,534	5,644	6,622	(1,890)	(978)

2022-23 Final Results | Year-End Report	3

Revenue Highlights

Total Revenue

•	Total revenue was $76.1 billion in 2022-23, an increase of $13.5 billion from Budget 2022 and $7.8 billion from 2021-22, due primarily to higher resource and corporate income tax revenue.

-	Revenue was in line with the $76 billion third quarter forecast. However, there were some changes in the individual revenue sources.

-	Resource revenue was $2.3 billion lower due mainly to lower oil and natural gas prices in the last quarter of the fiscal year.

-	Corporate income tax revenue was $4.1 billion higher due to higher-than-expected corporate profits driven by higher oil and gas prices. Personal income tax revenue also improved, up $0.5 billion.

-	Federal transfers decreased by a net $0.4 billion, with lower transfers for municipal infrastructure due to project delays and lower than forecast spending on child care and site rehabilitation programs.

-	Investment income increased by $0.3 billion due to a slight global economic rebound in the final quarter of 2022-23 after poor market performance during the first three quarters.

Non-Renewable Resource Revenue

•	Non-renewable resource revenue (NRR) was $25.2 billion, an increase of $11.4 billion from Budget 2022 and $9.1 billion from 2021-22. The increases were primarily due to higher oil and natural gas prices and production from the tight global demand-supply balance in 2022-23, due to the rebound in economic activity after pandemic restrictions eased, and from heightened geopolitical tensions from the war in Ukraine.

•	The West Texas Intermediate (WTI) oil price averaged US$89.69 per barrel (/ bbl) in 2022-23, $19.69 more than estimated in Budget 2022, and $12.66 more than in 2021-22. In addition to the surge in WTI prices, total crude oil production increased by 13% from budget.

•	The light-heavy oil price differential averaged US$20.77/bbl, driven by higher WTI prices and lower heavy-oil demand, mainly from US refinery maintenance and outtages. This was $6.47 wider than budget, and $7.21 wider than 2021-22.

•	The lower US-Canadian dollar exchange rate also elevated NRR as oil is priced in US dollars, a lower exchange rate increases Canadian dollar revenue. The US-Canadian dollar exchange rate averaged US¢76/Cdn$ in 2022-23, three cents lower than estimated in budget and over four cents lower than the 2021-22 average.

•	Natural gas prices were also higher: the Alberta Reference Price (ARP) averaged Cdn$4.63 per gigajoule, $1.43 above budget and $1.15 above 2021-22. The higher natural gas price was driven by the global economic recovery and higher demand from Europe.

•	Bitumen royalties were $16.9 billion, $6.5 billion more than budget and $5.3 billion more than 2021-22. Conventional crude oil royalties were $4 billion in 2022-23, an increase of $2.3 billion from budget and $2 billion from 2021-22. Bitumen production was close to budget, while conventional rose by 12%.

•	Natural gas and by-product royalties were $3.6 billion, up $2.1 billion from budget and $1.4 billion from 2021-22, mainly due to higher oil and gas prices.

•	Crown land lease sales increased by $0.2 billion from both budget and 2021-22, due to higher prices per hectare and number of hectares sold.

Revenue

(millions of dollars)					Change from
		2022-23		2021-22		2021-22
		Budget	Actual	Actual	Budget	Actual
1	Personal income tax	13,382	13,925	13,335	543	590

2	Corporate income tax	4,040	8,167	4,718	4,127	3,449

3	Education property tax	2,504	2,537	2,478	33	59

4	Other taxes	3,108	1,895	2,975	(1,213)	(1,080)

5	Bitumen royalties	10,349	16,879	11,605	6,530	5,274

6	Other non-renewable resource revenue	3,491	8,363	4,565	4,872	3,798

7	Canada Social Transfer / Canada Health Transfer	7,220	7,371	7,299	151	72

8	Other transfers from Government of Canada	4,834	3,992	4,296	(842)	(304)

9	Heritage / endowment fund investment income	2,416	7	2,642	(2,409)	(2,635)

10	Other investment income	757	1,319	937	562	382

11	Net income / (loss) from government business enterprises	2,435	2,481	4,810	46	(2,329)

12	Post-secondary institution tuition fees	1,645	1,603	1,465	(42)	138

13	Other premiums, fees and licences	2,845	3,054	3,055	209	(1)

14	SUCH sector sales, rentals / fundraising, donations	1,516	1,598	1,547	82	51

15	Other revenue	2,065	2,929	2,595	864	334

16 Total Revenue		62,607	76,120	68,322	13,514	7,798

4	2022-23 Final Results | Year-End Report

Oil and Natural Gas Prices 2017-23

Tax Revenue

•	Total tax revenue was $26.5 billion, $3.5 billion greater than estimated in Budget 2022 and $3 billion more than in 2021-22.

•	Personal income tax (PIT) revenue was $13.9 billion, $0.5 billion higher than budget, and $0.6 billion greater than 2021-22, driven by strong household income growth on the back of a robust labour market and population growth. Indexation of the PIT tax system to inflation lowered PIT by about about $300 million beginning January 1, 2022. Revenue also includes a prior- years’ upward adjustment of $391 million due to higher-than-expected tax assessments for 2021. Household incomes in 2021 were elevated by federal support programs, and reported 2020-21 and 2021-22 PIT was under-estimated, requiring an adjustment.

•	Corporate income tax (CIT) revenue was $8.2 billion, $4.1 billion greater than Budget 2022 and $3.4 billion more than 2021-22. Almost all industries posted sizable year-over-year increases in corporate cash receipts, and stonger commodity prices underpinned record-high profits from the oil and gas sector.

•	Education property and other tax revenue was $4.4 billion, $1.2 billion lower than budget and $1 billion lower than 2021-22. Fuel tax revenue was the primary source of the decrease as it dropped more than $1.1 billion due to the fuel tax rate reduction for most of the year based on WTI prices, beginning in April 2022. This measure, combined with lowering the cost to Albertans for electricity, contributed to Alberta having the lowest inflation in the country in 2022. The decrease in fuel and tobacco tax were somewhat offset by marginal increases in other taxes.

Transfers from Government of Canada

•	Federal government transfers totaled $11.4 billion, $0.7 billion lower than Budget 2022, and $0.2 billion lower than 2021-22. The decrease from budget was mainly due to moving the one-time Fiscal Stabilization payment for the 2020-21 revenue decline into 2023-24 revenue, lower child care transfers and cash flow adjustments to match progress on municipal infrastructure projects. These were partially offset by increased transfers for agriculture support, site rehabilitation, municipal transit support and a one-time supplement to the Canada Health Transfer to address surgery backlogs.

Investment Income

•	Investment income was $1.3 billion, $1.8 billion lower than estimated in budget and $2.3 billion lower than in 2021-22. Income of the Heritage and endowment funds decreased

$2.4 billion relative to budget and $2.6 billion relative to the prior year, as geopolitical uncertainty, supply chain issues, high inflation, and interest rate increases affected global equity markets.

Other Revenue

•	Net income from GBEs was $2.5 billion, slightly higher than budget, with $0.2 billion lower net income in the Alberta Petroleum Marketing Corporation (APMC) offset by increases in income in ATB Financial and the Balancing Pool. Compared to 2021-22, income from GBEs was $2.3 billion lower, primarily due to a $2.3 billion increase in APMC income in 2021-22. In 2019-20, APMC wrote-down the value of the Sturgeon Refinery by $2.5 billion related to an onerous contract, and then in 2020-21 the change in the ownership structure was completed, resulting in revaluation of the 2019-20 write-down and a partial recovery, generating positive net income in 2021-22.

•	Premiums, fees and licences revenue was $4.7 billion, an increase of $0.2 billion from budget mainly due to higher revenue for Alberta Health Services (AHS) fees and crop and hail insurance premiums, offset by decreases in tuition fees and timber royalties.

•	Other revenue was $4.5 billion, an increase of $0.9 billion from budget and $0.4 billion from 2021-22. Changes from budget mainly comprised increases in the Technology Innovation and Emissions Reduction Fund compliance payments, SUCH sector fundraising and donation revenue, investment management fees, and refunds of prior-year over-accrued expense, offset partially by reduced revenue from traffic fines and other sources.

Energy Prices and Exchange Rates

Fiscal year averages, 2007-08 to 2022-23

	07-08	08-09	09-10	10-11	11-12	12-13	13-14	14-15	15-16	16-17	17-18	18-19	19-20	20-21	21-22	22-23
Oil Price (WTI US$/bbl)	82.25	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	89.69
WCS @ Hardisty (Cdn$/bbl)	59.30	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	90.62
Natural Gas Price (Cdn$/GJ)	5.92	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	4.63
Exchange rate (US¢/Cdn$)	97.1	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3	75.2	75.7	80.0	75.6

2022-23 Final Results | Year-End Report	5

Expense Highlights

Total expense was $64.5 billion in 2022-23, comprising $54.7 billion in operating expense, $1.5 billion in capital grants, $1.3 billion in disaster assistance, $4.1 billion other expense (mainly amortization and inventory consumption) and $2.8 billion in debt servicing costs.

Budget-to-actual changes. Expense was $2.4 billion higher than budget:

•	Operating expense. $2.5 billion increase, with $2.2 billion in regular operating expense and $297 million in COVID-19 / Recovery Plan support. Increases are related to variety of items including post-COVID activity in post-secondary institutions, the Affordability Action Plan, higher WTI oil prices increasing the cost of selling oil, labour agreements and site rehabilitation. Decreases were mostly related to lower expenses for the mountain pine-beetle program, film and television tax credit and various other programs.

•	Capital grants. $893 million decrease, mainly due to slower progress on municipal transportation and water infrastructure projects, and delays in the Alberta Broadband Strategy.

•	Disaster assistance. $319 million increase from the $1 billion budgeted contingency, primarily for crop and hail insurance indemnities due to an active hail season, partially offset by lower livestock indemnities.

•	Other expense. $474 million increase. Increases of $134 million in inventory consumption, $167 million in debt servicing costs, $78 million in disposal losses and $268 million due to a lower reduction to pension liabilities, were partly offset by decreases of $173 million in amortization expense.

Year-over-year comparison. Expense was $72 million higher than 2021-22:

•	Operating expense. A $2.4 billion net increase, reflecting a $3.5 billion increase in regular operating expense, partially offset by a decrease of $1.1 billion in COVID-19 / Recovery Plan operating expense. Regular operating expense was higher in most ministries. The strong economic recovery, population increase, higher oil and gas prices, compensation settlements and other price inflation had an impact on the cost of programs and services.

•	Capital grants. $967 million lower mainly from delays in the Calgary and Edmonton LRT, municipal water infrastructure and the Alberta Broadband Strategy.

•	Disaster assistance. $1.8 billion decrease primarily from higher support in 2021-22 than in 2022-23 to crop and livestock producers following 2021 drought conditions.

•	Other expense. $414 million increase. Comprising $187 million in debt servicing costs, a $344 million lower reduction to pension liabilities partially offset by a net $117 million decrease in amortization, disposal loss and inventory consumption.

Third Quarter forecast-to-actual changes. Expense was $1.2 billion lower than the $65.6 billion third quarter forecast: $0.7 billion lower operating expense mainly for child care, K-12 education, site-rehabilitation and other programs, partially offset by higher expense for post-secondary institutions and third party external investment management fees; $0.3 billion lower capital grants mostly for the Calgary and Edmonton LRT projects; $0.4 billion amortization and inventory consumption expense, partially offset by increases of $0.2 billion in debt servicing costs and pension expense.

COVID-19 / Recovery Plan

Total 2022-23 expense of $2.1 billion. This includes the $0.8 billion budgeted COVID-19 / Recovery Plan contingency. In addition, $0.3 billion in capital investment was spent on Alberta’s Recovery Plan.

•	Operating expense. $1.7 billion, including $922 million in Health with about half for acute and continuing care and the other half for drugs, lab testing, contact tracing, vaccine distribution and other operating support; other ministry expense of
$812 million including: $439 million for site rehabilitation; $84 million for the Alberta Jobs Now Program; and $289 million in other expense.

•	Capital grants. $43 million was provided primarily for irrigation, water and infrastructure projects.

•	Inventory consumption. A total of $283 million, primarily for personal protective equipment and rapid test kits.

Ministry Expense

Total expense includes operating (shown by ministry in facing table), as well as other types of expense (e.g. COVID-19 operating, capital grants, amortization), for which only major ministries are individually displayed in the table. The remainder are grouped into “Other.”

Health

Total expense of $25.2 billion, including $23.4 billion in regular and COVID-19 operating expense and $1.8 billion in other expense. This exceeded the budget by $1.7 billion and was $0.6 billion more than 2021-22.

•	Major changes from Budget 2022 include $1.2 billion for COVID-19 costs, offset by the $750 million contingency budgeted in Treasury Board and Finance. Regular operating expense was $0.6 billion higher, primarily from settlement of the Alberta Medical Association agreement, physician fee-for service billings, acute care and support services, partially offset by lower expense on drugs and supplementary health benefits.

•	Increases from 2021-22 include physician compensation, acute care, Emergency Medical Services and Continuing Care, partially offset by lower COVID-19 costs.

Education

Total expense was $8.9 billion an increase of $386 million from 2021-22.

•	The change from 2021-22 comprises increases of $462 million in

6	2022-23 Final Results | Year-End Report

Total Expense

(millions of dollars)

		2022-23		2021-22	Change from
	Operating Expense by Ministry	Budget	Actual	Actual	Budget	2021-22
1	Advanced Education	5,283	5,501	5,138	218	363
2	Affordability and Utilities	78	712	356	634	356
3	Agriculture and Irrigation	700	685	661	(15)	24
4	Children’s Services	2,389	2,440	1,706	51	734
5	Culture	150	162	161	12	1
6	Education	8,390	8,308	7,846	(82)	462
7	Energy (incl. crude-by-rail expense of $866 million in 2021-22)	491	796	1,419	305	(623)
8	Environment and Protected Areas	376	416	390	40	26
9	Executive Council	26	28	22	2	6
10	Forestry, Parks and Tourism	328	303	301	(25)	2
11	Health	21,917	22,516	21,235	599	1,281
12	Indigenous Relations	165	185	153	20	32
13	Infrastructure	408	431	430	23	1
14	Jobs, Economy and Northern Development	312	252	197	(60)	55
15	Justice	502	588	461	86	127
16	Mental Health and Addiction	101	88	66	(13)	22
17	Municipal Affairs	186	180	187	(6)	(7)
18	Public Safety and Emergency Services	1,024	1,032	1,060	8	(28)
19	Seniors, Community and Social Services	4,646	4,873	4,353	227	520
20	Service Alberta and Red Tape Reduction	88	89	88	1	1
21	Skilled Trades and Professions	162	155	142	(7)	13
22	Technology and Innovation	540	532	533	(8)	(1)
23	Trade, Immigration and Multiculturalism	67	68	45	1	23
24	Transportation and Economic Corridors	461	572	437	111	135
25	Treasury Board and Finance	1,847	1,952	2,034	105	(82)
26	Legislative Assembly	170	128	117	(42)	11
27	Total Operating Expense	50,800	52,992	49,531	2,192	3,461
	COVID-19 / Recovery Plan Operating Expense
28	Advanced Education	62	60	15	(2)	45
29	Energy	310	439	318	129	121
30	Health	10	922	1,508	912	(586)
31	Jobs, Economy and Northern Development	106	88	377	(18)	(289)
32	Technology and Innovation	122	127	65	5	62
33	Other	77	98	529	21	(431)
34	Contingency (Treasury Board and Finance)	750	-	-	(750)	-
35	Total COVID-19 / Recovery Plan Operating Expense	1,437	1,734	2,812	297	(1,078)
	Capital Grants
36	Culture	110	97	33	(13)	64
37	Energy	58	53	43	(5)	10
38	Municipal Affairs	778	750	1,702	(28)	(952)
39	Transportation and Economic Corridors	1,070	452	472	(618)	(20)
40	Other	413	184	253	(229)	(69)
41	Total Capital Grants	2,429	1,536	2,503	(893)	(967)
	Disaster / Emergency Assistance
42	Agriculture and Irrigation – agriculture support	-	1,141	2,886	1,141	(1,745)
43	Forestry, Parks and Tourism – wildfire fighting	-	161	144	161	17
44	Public Safety and Emergency Services – wildfire / flood support	-	17	32	17	(15)
45	Technology and Innovation – 1GX costs	-	-	14	-	(14)
46	Contingency (Treasury Board and Finance)	1,000	-	-	(1,000)	-
47	Total Disaster / Emergency Assistance	1,000	1,319	3,076	319	(1,757)

48	Amortization / Inventory Consumption / Loss on Asset Disposals	4,057	4,090	4,213	33	(123)

	Taxpayer-supported Debt Servicing Costs - General
49	Education (School Boards)	9	8	9	(1)	(1)
50	Treasury Board and Finance	1,150	972	1,154	(178)	(182)
51	Total Taxpayer-supported General Debt Servicing Costs	1,159	980	1,163	(179)	(183)

	Taxpayer-supported Debt Servicing Costs - Capital Plan
52	Education (school P3s) / Transportation (ring road P3s)	128	128	129	-	(1)
53	Treasury Board and Finance – direct borrowing	1,156	1,217	987	61	230
54	Total Taxpayer-supported Capital Plan Debt Servicing Costs	1,284	1,345	1,116	61	229

55	Total Taxpayer-supported Debt Servicing Costs	2,443	2,325	2,278	(118)	47

	Self-supported Debt Servicing Costs
56	Treasury Board and Finance – loans to local authorities	155	428	298	273	130
57	Treasury Board and Finance – Ag Financial Services Corp.	64	76	65	12	11
58	Total Self-supported Debt Servicing Costs	219	504	363	285	141

59	Total Debt Servicing Costs	2,662	2,829	2,641	167	187

60	Pension Provisions / (Recovery)	(289)	(21)	(365)	268	344
61	Total Expense	62,096	64,479	64,407	2,383	72

2022-23 Final Results | Year-End Report	7

operating expense from enrolment growth related to Alberta’s expanding population, settlement of compensation agreements, and resumption of activities post-COVID. Other expense decreased by $76 million mainly from lower COVID-19 expense.

Advanced Education

Total expense was $6.1 billion, an increase of $40 million from budget and $361 million from 2021-22. The increases primarily reflect the cost of compensation agreements, and resumption of activities post-COVID.

Seniors, Community and Social Services

Expense was $5.0 billion, $205 million higher than budget and $432 million higher than 2021-22. The increases were primarily due to Affordability Action Plan expense including indexing the Alberta Seniors Benefit, Assured Income for the Severely Handicapped, Income Support, Persons with Developmental Disabilities benefit payments to inflation and for direct payments to eligible clients and other initiatives.

Children’s Services

Expense was $2.4 billion in 2022-23, $0.7 billion higher than 2021-22. The increase from 2021-22 reflects a $487 million bump for child care reflecting a full year of the mainly federally funded program, and $219 million mainly for affordability payments.

Public Safety and Emergency Services

Expense was $1.1 billion, a $96 million decrease from 2021-22 mainly due to 2021-22 including a retroactive payment for RCMP, collective bargaining and to implementation delay of the victims assistance program.

Energy

Total expense was $1.3 billion, an increase of $423 million from budget but $493 million lower than 2021-22. The change from 2021-22 is due mainly to divestment of the crude-by-rail program in 2021-22, offset by higher cost of selling oil. The increase from budget is primarily from $285 million in the cost of selling oil and $141 million for site rehabilitation.

Other Ministries

Total expense for other ministries was $12.3 billion in 2022-23, $0.1 billion lower than estimated in Budget 2022 and $2 billion lower than 2021-22.

Changes from budget include:

•	Affordability and Utilities expense was $633 million higher primarily for electricity rebates on utility bills.

•	Agriculture and Irrigation expense was $1.1 billion higher mainly due to higher insurance indemnity payments for crop and hail, with higher crop prices and insurable acres.

•	Forestry, Parks and Tourism increased $111 million mainly for wildfires.

•	Justice expense increased $83 million primarily for judicial compensation, court technology modernization, and public safety initiatives.

•	Technology and Innovation expense decreased by $178 million mainly due to delays in the broadband initiative and lower Innoation and Employment Grants.

•	Transportation and Economic Corridors expense was $538 million lower primarily due to slower progress on the Calgary and Edmonton LRTs.

•	Treasury Board and Finance was down $1.2 billion as the $1.8 billion contingency was transferred to other ministries, partially offset by increases of $165 million for debt servicing costs and $304 million for pension provisions.

•	Expense in other ministries was a net $108 million lower than budget.

Changes from 2021-22 include:

•	Affordability and Utilities expense increased $339 million primarily for electricity rebates on utility bills.

•	Agriculture and Irrigation expense was $1.8 billion lower primarily due to $2.8 billion in insurance indemnity payments provided in 2021-22.

•	Jobs, Economy and Northern Development expense was $235 million lower primarily from winding down of COVID-19 and recovery plan initiatives including: Alberta Jobs Now Program, Critical Worker Benefits, and Small and Medium Enterprise Relaunch Grant.

•	Justice expense increased $125 million mainly for court technology modernization judicial and crown prosecutor compensation and Legal Aid Alberta.

•	Municipal Affairs expense declined $960 million primarily from an advance payment under the Municipal Sustainability Initiative and top-up to the Canada Community-Building Fund in 2021-22.

•	Treasury Board and Finance increased $402 million, mainly from a lower decrease to pension liabilities and higher debt servicing costs, offset by lower external investment management fees.

•	Expense in other ministries was a net $236 million higher than 2021-22.

Pension Provisions/Recovery

•	Public sector pension plan liabilities decreased by $15 million, to $8.3 billion at March 31, 2023.

•	Liabilities for pre-1992 and other closed plan obligations account for 96% of the liability, with the pre-1992 Teachers’ pension plan accounting for 88%.

Pension Liabilities

Government obligations for pension plan liabilities (millions of dollars)

(at March 31)	2023	2022
Teachers’ (pre-1992)	7,309	7,244

PS Mgmt. (pre-1992)	375	386

Univ. Acad. (pre-1992)	198	226

Spec. Forces (pre-1992)	77	85

MLA (Closed)	34	35
Universities Academic	169	197

Teachers’ (post-1992)	-	-

Supp. Exec. Retir. Plans	82	88

PS Mgmt. (Supp.)	25	25

Prov. Judges / Masters	3	1
Total Pension Liab.	8,272	8,287

8	2022-23 Final Results | Year-End Report

Cash Adjustments / Borrowing Requirements

General Revenue Fund (GRF) cash balance. The year-end GRF cash balance was $5.1 billion on March 31, 2023, a decrease of $3.7 billion from the prior year, comprising: $8.9 billion 2021-22 cash results, plus the $11.6 billion surplus, less $2.1 billion in cash requirements and adjustments, and $13.2 billion in debt repayment.

Cash adjustments such as differences between accrued revenue and cash receipts, non-cash revenue or expense, SUCH sector and entity results, and transfers not reported on the income statement, are necessary to determine the cash balance.

•	Net income of, or retained by, other entities.

-	Positive adjustments include: SUCH sector (schools, universities, colleges and health entities) own-source expense exceeded revenue by $1 billion; the Agriculture Financial Services Corporation funded $0.3 billion in indemnity payments from the Crop Insurance Fund, $1.8 billion less than in 2021-22; the Alberta Petroleum Marketing Commission had a net loss of $0.5 billion, a $2.5 billion swing from the 2021-22 net income related to the partial recovery of a prior-year onerous contract provision; and a net $0.2 billion in losses from the endowment funds.

-	Negative adjustments include: $1.9 billion retained in the Heritage Fund from saving net income from 2021-22 above inflation-proofing, an additional $753 million deposit in 2022-23, less 2022-23 net loss; $0.9 billion in surpluses were retained by entities like ATB Financial or the Technology Innovation and Emissions Reduction Fund.

•	Non-cash expense. $1.6 billion excluding the SUCH sector of amortization, inventory consumption and loss on disposal expense requires no cash.

•	Cash requirements not in expense. $453 million for student loans, net of repayments; $282 million for short-term inventory assets; a net $143 million was required for 2013 flood assistance and 2016 Wood Buffalo wildfire spending, after adjusting for revised expense and revenue.

•	Revenue and other cash adjustments. Revenue reported for non-renewable resource royalties was less than cash received by $1.7 billion, while reported revenue for income taxes exceeded cash received by $0.3 billion; various other differences between revenue / expense and cash were offsetting. Cash transfers for capital, reported in revenue over the related asset’s life, exceeded non-cash reported revenue by $126 million.

Capital Plan cash. Cash for capital investment and P3 principal repayments of $3.4 billion was slightly offset by the $52 million from P3 partners.

Cash Adjustments / Borrowing Requirements

(millions of dollars)

					Change from
		2022-23		2021-22		2021-22
		Budget	Actual	Actual	Budget	Actual
1	Balance at Start of Year (April 1)	7,241	8,858	7,429	1,617	1,429

2	Surplus / (Deficit)	511	11,641	3,915	11,130	7,726

	Cash Adjustments – Sources / (Requirements)

3	SUCH own-source revenue / expense	1,434	990	590	(444)	400
4	Income retained by funds and agencies / Heritage Fund	(1,435)	(1,838)	(1,941)	(403)	103
5	Pension provisions (non-cash expense)	(289)	(21)	(365)	268	344
6	Amort. / invent. cons. / book value disp. (ex. SUCH; non-cash exp.)	1,449	1,591	1,552	142	39
7	Student loans / inventory acquisition (excluding SUCH)	(729)	(735)	(419)	(6)	(316)
8	2016 Wood Buffalo fire / 2013 flood assistance revenue / expense	(63)	(143)	(42)	(80)	(101)
9	Energy royalties / personal income tax / other cash adjustments	301	1,332	(2,682)	1,031	4,014
10	Net deferred capital contribution adjustment (excluding SUCH)	118	126	249	8	(123)
11	Capital investment (excluding SUCH; cash requirement not in expense)	(3,547)	(3,397)	(3,492)	150	95
12	Alternative financing for Capital Plan (P3s – public-private partnerships)	81	52	43	(29)	9
13	Current principal repayments (P3s)	(89)	(89)	(83)	-	(6)

14	Total cash available / (requirements)	(2,258)	9,509	(2,675)	11,767	12,184
15	Cash for debt repayment / savings	(3,207)	(13,231)	(708)	(10,024)	(12,523)
16	Direct borrowing required	224	-	4,812	(224)	(4,812)
17	Balance at End of Year (March 31)	2,000	5,136	8,858	3,136	(3,722)

2022-23 Final Results | Year-End Report	9

Net Financial and Capital Assets

At March 31, 2023, government of Alberta assets exceeded liabilities by $11.3 billion.

This was a $14.6 billion improvement relative to March 31, 2022, due to a reduction of $12 billion in liabilities and a net increase in financial and capital / non-financial assets of $2.5 billion. Main changes in financial assets and liabilities include:

•	The $1.4 billion increase in financial assets consists of $2 billion in the Heritage Fund, endowment funds, Alberta Enterprise Corporation, and Technology Innovation and Emissions Reduction Fund (TIER), primarily from income retention; $0.5 billion in student loans; $4 billion in other financial assets; offset by a decrease of $1.3 billion in net assets for self-supporting lending activities, connected to local authority loan repayment and withdrawal of cash to fund agriculture insurance indemnities; and a net reduction of $3.7 billion in General Revenue Fund cash.

•	The $12 billion decrease in liabilities comprised a net $13.3 billion reduction in debt, mainly reflecting the repayment of taxpayer-supported debt, a net $1.3 billion increase in pension and coal phase-out liabilities, and in various other liabilities.

Financial assets

$79.5 billion at March 31, 2023.

Heritage Fund. $19 billion book value. This was a $1.9 billion increase from March 31, 2022, from saving net income from 2021-22, an additional $753 million deposit in 2022-23, less 2022-23 net loss.

Endowment and other funds. $4.9 billion, a $142 million decrease from March 31, 2022. This comprises $186 million in net losses of the three endowment funds and $44 million net income for Alberta Enterprise Corporation.

General Revenue Fund cash. Balance of $5.1 billion, a decrease of $3.7 billion from March 31, 2022 as surplus cash was used for debt repayment.

Self-supporting lending activities. $17.1 billion in assets of Agriculture Financial Services Corporation (AFSC) and local authority loans. These assets offset the related liabilities.

Equity / (deficit) in commercial enterprises. $1.8 billion, comprising equity of $4.8 billion in ATB Financial and $0.6 billion in Credit Union Deposit Guarantee Corporation and Alberta Gaming, Liquor and Cannabis Commission, less deficits of $3.1 billion in Alberta Petroleum Marketing Commission and $0.5 billion in the Balancing Pool.

Student loans. $4.1 billion, an increase of $453 million from March 31, 2022, comprising $1.1 billion in loans provided less $380 million in repayments and a net $222 million in other adjustments, mainly provision for loan losses.

Technology Innovation and Emissions Reduction Fund.

$0.6 billion, a $255 million increase from March 31, 2022 as TIER revenue exceeded allocations.

Other financial assets. $26.8 billion. These assets include financial assets of school boards, universities and colleges and the health authority, accounts and interest receivable, natural gas royalty deposits, cash associated with future liabilities such as corporate income tax refunds and derivative financial instruments.

Liabilities

$125.1 billion at March 31, 2023, including debt of $93.9 billion, alternative financing (public-private partnerships) of $3 billion, coal phase-out liabilities of $0.7 billion, pension liabilities of $8.3 billion, $2.3 billion for asset retirement obligations and other liabilities of $17 billion.

Liabilities for capital projects.

$45.5 billion, a $2 billion decrease from March 31, 2022: $2 billion was repaid, P3 projects added $52 million in liabilities, less $89 million in repayments.

Fiscal plan borrowing. $35.2 billion, a decrease of $10.4 billion, as surplus cash enabled repayment of maturing debt. This includes $34.6 billion borrowed for operations and $0.6 billion in debt incurred for the financial restructuring of the pre-1992 Teachers’ Pension Plan.

Self-supporting lending activities.

$16.2 billion, consisting of $13.4 billion in debt incurred to provide loans to local authorities and $2.8 billion in AFSC to on-lend to the agriculture sector.

Coal phase-out liabilities. $0.7 billion, $75 million lower than 2021-22, reflecting the net present value of $97 million in annual payments to be made to generators for phasing-out coal use by 2030.

Pension liabilities. $8.3 billion, a decrease of $15 million.

Asset retirement obligations. $2.3 billion, a $46 million increase from 2021-22. Government’s adoption of the Asset Retirement Obligation standard requires recognition of future disposal costs of certain capital assets that need remediation or decommissioning work.

Other liabilities. $17 billion. Includes liabilities of school boards, universities and colleges and the health authority, natural gas royalty and security deposits, unearned revenue, estimated corporate income tax refunds, trade payables, other liabilities of AFSC, and derivative financial instruments.

Capital / Non-financial Assets

$60.6 billion at March 31, 2023.

$59.3 billion in capital assets include land, land improvements, buildings, computer hardware and software, equipment, provincial highways, bridges, dams and other water management infrastructure.

Capital assets increased $1.3 billion: $4.1 billion in capital investment less $2.8 billion amortization and disposals.

10	2022-23 Final Results | Year-End Report

Total Capital Plan spending in 2022-23 of $5.6 billion ($4.1 billion investment plus $1.5 billion in grants) was financed from a variety of sources: $4.1 billion from the general revenue fund; $0.7 billion in federal funding, donations and other sources; $0.7 billion provided by school boards, post-secondary institutions and Alberta Health Services; and $0.1 billion from cash of agencies and funds (e.g. Alberta

Social Housing Corporation and TIER), and public private partnerships. Other non-financial assets include $791 million in inventory assets, and $496 million in prepaid expenses. Inventory acquisition was less than consumption / write-downs by $113 million, while prepaid expenses increased by $146 million.

Spent Deferred Capital Contributions

$3.7 billion at March 31, 2023.

Spent deferred capital contributions increased $173 million, reflecting the use of $0.4 billion in cash received for capital that has not yet been reported in revenue, less $0.2 billion in cash previously received and spent, and now being recognized in 2021-22 revenue.

Balance Sheet

(millions of dollars)

		at March 31
	2023	2022	Change from
	Actual	Actual	2022
Financial Assets

Alberta Heritage Savings Trust Fund accumulated operating surplus	18,980	17,094	1,886

Endowment fund accumulated operating surpluses:

Alberta Heritage Foundation for Medical Research	2,027	2,094	(67)

Alberta Heritage Science and Engineering Research	1,201	1,249	(48)

Alberta Heritage Scholarship	1,376	1,447	(71)

Alberta Enterprise Corporation	336	292	44

General Revenue Fund cash	5,136	8,858	(3,722)

Self-supporting lending activity:

Loans to local authorities (including SUCH sector)	13,413	14,424	(1,011)

Agriculture Financial Services Corporation	3,662	3,967	(305)

Equity in commercial enterprises: ATB / AGLC / APMC / CUDGCo / Bal. Pool / PSIs	1,846	1,766	80

Student loans	4,100	3,647	453

Technology Innovation and Emissions Reduction Fund	592	337	255

Other financial assets (including SUCH sector)	26,821	22,951	3,870
Total Financial Assets	79,490	78,126	1,364
Liabilities
Taxpayer-supported debt:

Direct borrowing for the Capital Plan	42,515	44,482	(1,967)

Alternative financing (Public-private partnerships {P3s} - Capital Plan)	3,010	3,047	(37)

Debt issued to reduce pre-1992 TPP unfunded liability	594	594	-

Direct borrowing for the Fiscal Plan	34,592	45,001	(10,409)
Total taxpayer-supported debt	80,711	93,124	(12,413)
Self-supporting lending organizations / activities debt:
Debt issued to finance local authority loans	13,413	14,424	(1,011)
Agriculture Financial Services Corporation	2,760	2,604	156
Total debt [a]	96,884	110,152	(13,268)
Coal phase-out liabilities	686	761	(75)
Pension liabilities	8,272	8,287	(15)
Asset retirement obligations	2,287	2,241	46
Other liabilities (including SUCH sector)	16,975	15,678	1,297
Total Liabilities	125,104	137,119	(12,015)
Net Financial Assets / (Debt) (total financial assets less total liabilities)	(45,614)	(58,993)	13,379
Capital / Other Non-financial Assets	60,624	59,268	1,356
Spent deferred capital contributions	(3,696)	(3,523)	(173)
Net Assets / (Liabilities) (net financial assets + capital assets - def. capital contributions)	11,314	(3,248)	14,562
Net assets / (Liabilities) - statement of operations	8,500	(3,248)
Accumulated remeasurement gains	2,814	-
Change in Net Assets / (Liabilities) - stmt. of operations [b]	11,748	2,513

Net debt / GDP	-9.8%	-12.7%

[a]

Does not include term debt of $5,708 million (2022: $7,590 million) issued on behalf of government business enterprises which is included on a net basis in financial assets (“Equity in commercial enterprises” = assets minus debt and other liabilities), nor does it include liabilities for capital leases.

[b]

Change in Net Assets - opearating differ from the surplus / (deficit) numbers due to net assets adjustments (2023: $107 million; 2022: (96) million, and adoption of PS3280 Asset Retirement Obligations standard and PS3450 Financial Insturments and other related standards (see Scehdule 17, p.84 and Note 1, page 31 of the 2022-23 Consolidated Financial Statements respectively).

2022-23 Final Results | Year-End Report	11

Economic and Tax Highlights

Economic highlights

(Calendar Year Basis)

Alberta’s economy gained momentum in 2022. Real gross domestic product (GDP) rose an estimated 5.1% with nearly all sectors of the economy expanding. Real GDP recovered from the COVID-19 downturn and surpassed the 2014 peak. Strong commodity prices and economic activity also propelled incomes in the province.

Surging energy prices boosted revenues and activity in the oil and gas sector. Rigs drilling grew nearly 47% to an eight-year high, while oil production climbed to a new record high. Robust prices and demand also lifted natural gas output to its highest annual level since 2010. While oil and gas producers significantly increased spending, they reinvested a much smaller share of their cash flow into expanding production. At the same time, non-energy business output grew at a strong pace. Exports of farm, fishing and intermediate food products rebounded after falling in 2021 when tight inventories and drought conditions weighed on agricultural production and exports. Exports of chemical products and forestry and building materials also contributed to the gains.

Alberta’s population surged in the 2022 census year. Population growth was 2.2% year-over-year, up from 0.6% in 2021 and the highest rate since 2014.

Momentum picked up in the second half of the year, supported by record levels of international migration and strong interprovincial migration. Alberta’s population growth led the country in third and fourth quarters of 2022.

After fully recovering from COVID-19 losses in late 2021, Alberta’s employment grew by 116,500 or 5.2% on an annual basis. The services-producing sector accounted for nearly all of the job gains. Growth in the goods sector was muted as gains in manufacturing and agriculture were partially offset by weakness in forestry, mining, and oil & gas sectors. Despite stronger labour market conditions and robust population growth, the labour force participation rate remained subdued. This kept Alberta’s labour market relatively tight. The unemployment rate declined to 5.8% in 2022, the lowest since 2014.

Soaring commodity prices, rising input costs and supply chain issues propelled consumer inflation to average 6.4% in 2022, the highest annual growth in four decades. This, along with rising interest rates and subdued wage growth, dampened consumer spending. Goods spending slowed, particularly for discretionary and big-ticket items, while services spending rebounded strongly due to strong pent-up demand. Meanwhile, housing market activity remained resilient, supported by Alberta’s solid economic fundamentals.

Tax highlights

Alberta continued to have an overall tax advantage compared to all other provinces, with no sales tax, payroll tax or health premium.

In recognition of rising costs, the collection of the provincial fuel tax on gasoline and diesel was partially paused starting April 1, 2022. This relief saved Albertans and Alberta businesses $850 million in 2022, and by the end of June 2023 the program will have provided $1.5 billion in fuel tax relief.

The government resumed indexation of the personal income tax system for inflation beginning in the 2022 tax year. The value of the personal income tax credits and tax bracket thresholds was higher by 2.3% in 2022 and by another 6% in 2023, saving Albertans around $300 million in 2022-23.

The Alberta Child and Family Benefit was indexed by 6% on January 1, 2023, providing about $284 million in benefits to Alberta families.

Other tax initiatives included: introducing the Agri-Processing Investment Tax Credit to help attract large-scale investment and foster growth and diversification in the agri-food sector, increasing the maximum expense threshold for the provincial adoption expenses tax credit amount to $18,210 and increasing the charitable donations tax credit rate on the first $200 of contributions from 10% to 60%.

Key Economic Indicators, 2011 to 2022

Calendar year, % change unless otherwise noted

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Nominal GDP growth [a]	10.9	4.3	9.6	10.0	(14.0)	(6.1)	9.2	4.2	1.7	(15.7)	26.2	24.4

Real GDP growth	6.5	3.9	5.7	5.9	(3.7)	(3.5)	4.5	2.2	(0.1)	(8.0)	4.8	5.1

Employment (thousands)	2,095	2,167	2,211	2,247	2,266	2,205	2,221	2,280	2,308	2,144	2,260	2,376

Employment growth	3.6	3.0	2.1	1.6	0.8	(2.7)	0.7	2.7	1.2	(7.1)	5.4	5.2

Unemployment rate	5.5	4.7	4.6	4.8	6.1	8.2	8.0	6.5	6.8	11.3	8.6	5.8

Average weekly earnings ($ / week)	1,034	1,069	1,107	1,148	1,144	1,117	1,128	1,147	1,164	1,201	1,226	1,257

Primary household income [a]	8.5	8.7	6.8	6.4	3.3	(10.9)	4.1	1.8	2.8	(4.8)	5.8	7.7

Net corporate operating surplus [a]	27.1	(11.6)	19.2	23.2	(74.0)	(22.9)	159.0	17.6	3.9	(60.3)	284.9	59.6

Housing starts (number of units)	25,704	33,396	36,011	40,590	37,282	24,533	29,457	26,085	27,325	24,023	31,935	36,544

Alberta consumer price index	2.4	1.1	1.4	2.6	1.1	1.1	1.6	2.4	1.8	1.1	3.2	6.4

Population (July 1, thousands)	3,789	3,875	3,981	4,084	4,144	4,196	4,241	4,298	4,363	4,417	4,444	4,543

Population growth	1.5	2.3	2.7	2.6	1.5	1.2	1.1	1.3	1.5	1.2	0.6	2.2

a 2022 is an estimate.

12	2022-23 Final Results | Year-End Report

Historical Fiscal Summary, 2008-09 to 2022-23a

(millions of dollars)

		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15

		2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23
Statement of Operations																Actual
	Revenue
1	Personal income tax	8,708	7,877	7,631	8,563	9,621	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,335	13,925
2	Corporate income tax	4,252	4,754	3,334	3,678	4,756	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037	4,718	8,167
3	Other tax revenue	3,817	3,746	3,820	4,099	4,333	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,453	4,432
4	Resource revenue	11,915	6,768	8,428	11,636	7,779	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091	16,170	25,242
5	Investment income	(1,888)	3,541	2,486	2,168	2,595	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643	3,579	1,326
6	Premiums, fees and licences	3,356	2,857	2,922	2,931	3,184	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,520	4,657
7	Other own-source revenue	4,587	4,627	4,903	5,128	5,234	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272	8,952	7,008
8	Total own-source revenue	34,747	34,170	33,524	38,203	37,502	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605	56,727	64,757
9	Federal transfers	4,578	5,342	5,452	5,192	5,042	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,595	11,363
10	Total Revenue	39,325	39,512	38,976	43,395	42,544	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137	68,322	76,120
	Expense by Function
11	Health	13,674	14,636	15,393	16,284	17,254	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,143	25,486
12	Basic / advanced education	10,438	11,067	11,362	11,951	12,394	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134	14,308	15,220
13	Social services	3,417	3,807	4,129	4,278	4,641	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919	5,992	7,222
14	Other program expense	10,386	9,834	9,443	9,853	10,528	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,688	13,743
15	Total program expense	37,915	39,344	40,327	42,366	44,817	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,131	61,671
16	Debt servicing costs	208	214	472	509	530	601	722	776	1,018	1,420	1,971	2,235	2,486	2,641	2,829
17	Pension provisions	2,133	430	439	634	296	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(365)	(21)
18	Total Expense	40,256	39,988	41,238	43,509	45,643	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,407	64,479
19	Surplus / (Deficit)	(931)	(476)	(2,262)	(114)	(3,099)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	3,915	11,641

Capital Plan [b]		7,943	8,000	7,544	6,884	6,062	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896	6,622	5,644

Statement of Financial Position (at March 31)
20	Heritage / endowment funds	16,900	17,077	17,500	17,936	18,176	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,176	23,920
21	Contingency Account	16,822	14,983	11,192	7,497	3,326	4,658	6,529	3,625	2,299	1,661	6,342	—	—	—	—
22	Other financial assets	28,868	30,338	30,799	32,972	34,734	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996	55,950	55,570
23	Taxpayer-supported Capital Plan liabilities	(880)	(2,888)	(3,199)	(3,442)	(4,594)	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,529)	(45,525)
24	Taxpayer-supported operating debt / pre-1992 TPP debt	(1,160)	(2,279)	(2,015)	(1,676)	(1,426)	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(45,595)	(35,186)
25	Self-supported debt	(7,921)	(9,300)	(11,010)	(12,707)	(14,116)	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,398)	(17,028)	(16,173)
26	Total Debt [c]	(9,961)	(14,467)	(16,224)	(17,825)	(20,136)	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,434)	(110,152)	(96,884)
27	Pension obligations	(10,239)	(9,483)	(9,922)	(10,556)	(10,852)	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)	(8,287)	(8,272)
28	Other liabilities	(10,689)	(11,131)	(11,692)	(11,033)	(10,793)	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,853)	(18,680)	(19,948)
29	Net Financial Assets / (Debt)	31,701	27,317	21,653	18,991	14,455	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,837)	(58,993)	(45,614)
30	Capital / non-fin. assets (less def. cap. contributions starting 2012-13)	30,275	34,217	37,607	40,122	39,517	40,839	42,197	44,623	46,622	49,015	50,744	51,570	54,076	55,745	56,928
31	Net Assets / (Liabilities) [d]	61,976	61,534	59,260	59,113	53,972	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(3,248)	11,314

Energy prices and exchange rate
32	Oil price (WTI US$/bbl)	85.94	70.71	83.38	97.33	92.07	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	89.69
33	Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	74.36	66.08	66.70	80.72	68.48	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	90.62
34	Natural gas price (ARP; Cdn$/GJ)	6.97	3.58	3.28	2.98	2.28	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	4.63
35	Exchange rate (US¢/Cdn$)	89.6	91.9	98.4	100.7	99.9	95.0	88.0	76.5	76.2	78.0	76.3	75.2	75.7	79.8	75.6

a Numbers are not strictly comparable due to numerous accounting policy changes over time. 2019-20 and 2021-22 expense by function have been re-classified following re-organizations and other adjustments.

b Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2008-09 to 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

c Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.

d The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted. 2021-22 opening amounts were restated to reflect adoption of the Asset Retirement Obligation accounting standard. In 2022-23, Financial Instruments and related standards were implemented resulting in unrealized remeasurement gains and losses being included in Net Assets but not in the surplus/deficit.

2022-23 Final Results | Year-End Report	13

GOVERNMENT OF ALBERTA

2022-23 Final Results

Annual Infrastructure Report

14	2022-23 Final Results | Year-End Report

Annual Infrastructure Report

The government of Alberta is dedicated to delivering and implementing its Capital Plan, which supports key priorities and services to Albertans. In accordance with Alberta’s Infrastructure Accountability Act and the province’s 20-year strategic Capital Plan, the Capital Plan process supports the development of new schools, health care facilities, roadways, bridges, and infrastructure needed for all Albertans residing in urban and rural communities, and for all individuals, families and businesses.

Through the 2022-23 Annual Infrastructure Report, the Alberta government continues its commitment to inform Albertans of the important progress made on capital projects around the province over the past fiscal year.

In 2022-23, Capital Plan spending was $5.6 billion. As result, many new and existing capital infrastructure projects were supported, underway and completed across Alberta municipalities. This included the completion of 16 new school projects, 21 bridges and over 52 road rehabilitation projects, 415 housing units, 871 new continuing care spaces, as well as continued progress on 44 school projects, six courthouse projects, and 14 health facility projects.

The Plan continued a significant focus on maintaining Alberta’s existing buildings, roads, bridges and other assets through the Capital Maintenance and Renewal (CMR) program. CMR amounted to 21% of the total 2022-23 capital plan spending.

New projects in 2022-23 included the SAIT John Ware Redevelopment, the University of Calgary Veterinary Medicine Expansion, the University of Alberta Brain Centre – Neurosciences Intensive Care Unit, the McMurray Métis Cultural Centre, the La Crete Maternity and Community Health Centre, the Red Deer Regional Hospital Centre Redevelopment, the Alberta Broadband Strategy, and the Repsol Sport Centre.

Other major projects that continue to be underway include a new Edmonton hospital, province-wide school projects, the Cyclotron Facility, the Edmonton and Calgary light rail transit (LRT) projects, Highway 2 Deerfoot Trail Upgrades, Glenbow Museum Renovations, Misericordia Community Hospital Modernization Program and the Red Deer Justice Centre.

The Annual Infrastructure Report includes an update on Capital Plan initiatives, followed by an analysis of 2022-23 Capital Plan spending, a Budget 2022 select ongoing and completed projects map, and a project highlights section.

Capital Plan Initiatives Update

During 2022-23, progress was made on several important Capital Plan initiatives:

• Alberta’s Recovery Plan

-	Work continued to be underway on initiatives and projects funded through Alberta’s Recovery Plan. A total of $43 million was spent in capital grants on modernizing irrigation district infrastructure, the Strategic Transportation Infrastructure Program, and the Municipal Water and Wastewater Program. Capital investment spending totaled $248 million. This supported CMR projects, COVID-19 pandemic response initiatives, and major projects such as, the H.W. Pickup Junior High School in Drayton Valley, Highway 11, Highway 201 Bow River Bridge on Stoney Trail Southeast, and recovery communities across Alberta.
•	Successful Implementation of the Office of Auditor General, Alberta (OAG) Capital Maintenance and Renewal (CMR) Recommendations

-	In the assessment completed by the OAG in August 2022, Treasury Board and Finance (TBF) was deemed to have successfully implemented the OAG recommendations to improve maintenance planning systems and evaluate capital maintenance programs for buildings. TBF continues to enhance the CMR program, including assessing how it can better use other departments’ information on asset condition and functionality to prioritize CMR needs and funding.

•	Procurement and Project Delivery Review

-	In 2021-22, the Government-wide Procurement and Project Delivery (GPPD) Review was completed, resulting in a number of key opportunities for improvement outlined in the GPPD Review Report. The Ministry of Infrastructure, in collaboration with the Ministry of Service Alberta and Red Tape Reduction, has reviewed the recommended opportunities outlined in the report and will collaborate with industry and other key stakeholders as this work progresses.

•	Alberta Petrochemicals Incentive Program (APIP) Update

-	APIP is attracting billions of dollars in investment in petrochemical projects, helping to strengthen and diversify the provincial economy and support jobs.

-	In November 2022, two additional projects were announced:

»	$33 million for Dow Canada’s expansion of its Fort Saskatchewan ethylene production facility; and

»	$161 million for Air Products’ new natural gas to hydrogen production facility.

2022-23 Final Results | Year-End Report	15

•	Investing in Canada Infrastructure Program (ICIP)

-	Through ICIP, Alberta has been allocated $3.7 billion by the federal government to invest in infrastructure projects that strengthen the economy and build resilient communities. More than 200 projects and project bundles have been approved for ICIP funding in more than 30 Alberta constituencies, and all funding has been fully committed in five funding streams:

»	Green Infrastructure

»	Community, Culture and Recreation

»	Rural and Northern Communities

»	Public Transit

»	COVID-19 Resilience

Budget 2022 Capital Plan Analysis

Budget 2022 Grant and

Investment Spending

The Capital Plan includes:

•	Capital Investment – cash spent on acquisition of government of Alberta capital assets, including hospitals, schools, and provincial highways. These transactions are recorded as capital assets on the province’s Statement of Financial Position.

•	Capital Grants – cash provided to entities outside of the government for the development of their capital assets, including municipalities and partners in carbon capture utilization and storage projects. Examples include the Municipal Sustainability Initiative, the Strategic Transportation Infrastructure Program, the Water and Wastewater programs, and the Edmonton and Calgary LRT projects. These transactions are recorded as expense in the government’s Income Statement.

In 2022-23, Capital Plan spending totalled $5.6 billion, with $4.1 billion or 73% in capital investment and $1.5 billion or 27% in capital grants.

Status of Capital Investment Projects over $5 million as of March 31, 2023

The pie graph below illustrates the status of capital investment projects (excluding capital maintenance and renewal projects) that have a total funding of $5 million and above.

Capital Plan

(millions of dollars)

				Change from

	2022-23		2021-22		2021-22
BY MINISTRY	Budget	Actual	Actual	Budget	Actual
Advanced Education	616	478	583	(138)	(105)
Affordability and Utilities	8	6	22	(2)	(16)
Agriculture and Irrigation	51	48	77	(3)	(29)
Children’s Services	9	11	-	2	11
Culture	112	97	35	(15)	62
Education	936	851	759	(85)	92
Energy	73	66	56	(7)	10
Environment and Protected Areas	91	55	42	(36)	13
Forestry, Parks and Tourism	62	61	62	(1)	(1)
Health	1,296	841	925	(455)	(84)
Indigenous Relations	19	28	26	9	2
Infrastructure	402	312	221	(90)	91
Jobs, Economy and Northern Development	4	2	1	(2)	1
Justice	17	14	11	(3)	3
Mental Health and Addictions	-	10	1	10	9
Municipal Affairs	779	751	1,704	(28)	(953)
Public Safety and Emergency Services	4	4	6	-	(2)
Seniors, Community and Social Services	117	98	140	(19)	(42)
Service Alberta and Red Tape Reduction	13	23	11	10	12
Technology and Innovation	249	68	65	(181)	3
Transportation and Economic Corridors	2,656	1,804	1,855	(852)	(51)
Treasury Board and Finance	18	13	14	(5)	(1)
Legislative Assembly	3	2	3	(1)	(1)
Total Capital Plan - Fully Consolidated Basis	7,534	5,644	6,622	(1,890)	(978)

16	2022-23 Final Results | Year-End Report

Capital Plan

(millions of dollars)

				Change from
	2022-23		2021-22		2021-22
BY ENVELOPE	Budget	Actual	Actual	Budget	Actual
Agriculture and Natural Resources	172	139	166	(33)	(27)
Capital Maintenance and Renewal	1,252	1,175	1,150	(77)	25
Family, Social Supports and Housing	96	55	85	(41)	(30)
Municipal Infrastructure Support	1,809	1,145	2,168	(664)	(1,023)
Protect Quality Health Care	783	501	597	(282)	(96)
Public Safety and Emergency Infrastructure	342	278	242	(64)	36
Renewing Educational Infrastructure	744	508	521	(236)	(13)
Roads and Bridges	789	653	687	(136)	(34)
Skills for Jobs	101	98	85	(3)	13
Sports and Recreation	144	112	47	(32)	65
Streamlining Service Delivery	490	239	246	(251)	(7)
Total Capital Plan - Core Government	6,723	4,905	5,995	(1,819)	(1,091)
Schools, Universities, Colleges, Health Entities
(SUCH) Sector – Self-financed Investment	811	739	627	(72)	112
Total Capital Plan-Fully Consolidated Basis	7,534	5,644	6,622	(1,890)	(978)

2022-23 Budget to

Actual Comparison

Capital spending in 2022-23 was $1.9 billion lower than estimated in Budget 2022.

•	Municipal Infrastructure Support declined by $664 million from budget:

-	The Edmonton and Calgary LRT projects were $457 million lower due to slower than anticipated progress. These projects are funded under the federal Investing in Canada Infrastructure Program (ICIP) and receive provincial funding as well.

-	Water related programs, including Municipal Water and Wastewater and First Nations Water Tie-In were $97 million lower due to slower construction progress than anticipated by municipalities and First Nations communities.

-	There was also a $110 million decline for various other ICIP projects and other grant programs to re-align cash flows with project progress and timelines.

•	Health care projects were $282 million lower than expected:

-	Net of $242 million related to health facilities such as the Calgary Cancer Centre, Gene Zwozdesky Centre at Norwood, and
Edmonton hospital due to changes in project scheduling from servicing agreement negotiations, and site condition resolution.

-	The Continuing Care Capital Program was $40 million lower due to the time required to complete planning for capital projects.

•	The Streamlining Service Delivery envelope spending was down $251 million from budget, mainly from delays in Alberta Broadband Strategy and government facilities and information technology (IT) related projects, partly due to long lead times for materials and equipment.

•	Spending on Renewing Educational Infrastructure was $236 million lower than budgeted to re-align cash flow requirements with project scope, progress and timelines for various school capital projects.

•	Roads and Bridges spending declined $136 million from the budget estimate due to slower-than-anticipated progress on Highway Twinning, Widening and Expansion projects, Edmonton and Calgary Ring Roads, and the Deerfoot Trail Upgrade.

•	$77 million lower Capital Maintenance and Renewal spending due to changes in project scheduling and cash flow requirements due to extended delivery for materials and equipment.
•	A net $72 million reduction in Schools, University, Colleges, and Health entities (SUCH) Sector self-financed investment due to slower than anticipated progress: $135 million lower spending by post-secondary institutions, $6 million by Alberta Innovates, and $4 million by Alberta Health Services, partially offset by a $113 million increase by school boards.

•	$172 million for various other projects and program to re-align cash flows with project progress and timelines primarily on government accommodations, government facilities and IT infrastructure.

Overall, the 2022-23 Capital Plan envelope spending comprised:

•	$1.1 billion in Municipal Infrastructure Support:

-	$486 million in municipal Capital Grants were provided in support of municipal development through the Municipal Sustainability Initiative.

-	$254 million from the federally funded Canada Community-Building Fund.

-	$249 million in federal and provincial funding for LRT projects.

2022-23 Final Results | Year-End Report	17

-	$103 million in other capital grants including ICIP, transportation grant programs, and other federal grant programs.

-	$52 million for water supply, treatment, wastewater treatment and disposal system grants.

•	$1.2 billion for Capital Maintenance and Renewal:

-	$575 million for bridge and highway rehabilitation;

-	$169 million for school facilities;

-	$183 million for parks, government facilities preservation, and information technology;

-	$109 million for post-secondary institutions;

-	$90 million for health facilities; and

-	$49 million for family, social support, and housing.

•	$0.5 billion for Protecting Quality Health Care:

-	Continued work on projects in Fort McMurray, La Crete, Lloydminster, Red Deer, Edmonton and Calgary.

-	Recovery Communities in Red Deer, Lethbridge, Gunn, and Blood Tribe First Nations.

•	$0.7 billion for Roads and Bridges:

-	$317 million for highway twinning, widening and expansion projects including Deerfoot Trail upgrades, La Crete Bridge, and Twinning project including Highway 3, 11, 19, and 40.

-	$261 million for Calgary and Edmonton Ring Roads.

-	$75 million for other municipal road support related to Yellowhead Trail and the City of Edmonton 50th Street overpass.

•	$0.5 billion for Renewing Educational Infrastructure:

-	Continued work on school construction projects for various ongoing projects with 44 school projects currently underway, and 16 completed in 2022-23.
•	$0.7 billion in SUCH sector self-financed projects:

-	$271 million in projects self-funded by post-secondary institutions.

-	$292 million in Health facilities.

-	$174 million in school board funded projects.

•	$0.9 billion for Agriculture and Natural Resources, Family, Social Supports and Housing, Public Safety and Emergency Infrastructure, Skills for Jobs, Sports and Recreation and Streamlining Service Delivery.

18	2022-23 Final Results | Year-End Report

2022-23 Select Ongoing and Completed Projects

2022-23 Final Results | Year-End Report	19

Year-end Highlights

This section highlights the total projects completed and underway by category which also includes the total assets existing and in operation in Alberta as of March 31, 2023.

14 health facility projects in progress	415 housing units completed
All previously approved health facility projects which include continued renovations, modernizations, expansions and/or redevelopment.	1,319 housing units committed

7 health facilities capital programs in progress	595 housing units under construction
1 new and 6 previously approved health facility capital programs with ongoing implementation.	~57,000 existing affordable housing units

4 health facilities projects completed

900+ existing owned or leased buildings	44 school projects underway
including health facilities, continuing care, community care facilities where health services are provided.	16 school projects completed

1,750+ existing school buildings

~21 bridge construction and over 52 road rehabilitation projects completed	6,000+ existing modular classrooms
2 roads and bridges expansion projects completed	1 courthouse renovation completed
64,000 km existing highway lanes	6 courthouse projects currently underway

~4,600 existing bridge structures	72 courthouses existing

10 existing correctional facilities

20	2022-23 Final Results | Year-End Report

Select Ongoing and Completed Projects - Status as of March 31, 2023

Planning and Design

Total Capital Plan Funding and Expected Completion in planning and design are estimates and subject to change upon finalizing project scope.

Edmonton Hospital

Committed as of Budget 2022: $371 million over three years Expected Completion: TBD

•	Site work and planning activities continue for the construction of a new hospital in southwest Edmonton.

La Crete Maternity and Community Health Centre

Total Capital Plan Funding: $79 million Expected Completion: TBD

•	This project will develop a purpose-built facility that fully integrates ambulatory care, primary care, maternal care and diagnostic services.

Red Deer Regional Hospital

Total Capital Plan Funding: $1.8 billion Expected Completion: 2030-31

•	The project will expand inpatient capacity, adding surgical suites, a cardiac catheterization laboratory, new medical device reprocessing space, additional ambulatory care capacity, and increases to many other clinical programs throughout the hospital.

Big Island Provincial Park Planning

Total Capital Plan Funding: $10 million Expected Completion: Spring 2025

•	In collaboration with the City of Edmonton and the Enoch Cree Nation, this project will determine the condition and appropriate future use of the Big Island Provincial Park.

Red Deer Regional Airport Expansion

Total Capital Plan Funding: $7.5 million Expected Completion: TBD

•	Funding will be used to upgrade critical infrastructure to prepare the airport to support a new low-cost service provider.

Bow Reservoir Options Project

Total Capital Plan Funding: $15 million Expected Completion: Spring 2024

•	A four phase project to assess the feasibility of a multi-use dam on the Bow River upstream from Calgary.

Complex Needs Residential Build (Calgary)

Total Capital Plan Funding: $33 million Expected Completion: TBD

•	Construction of a new housing complex with integrated health and social supports assisting clients of the Persons with Developmental Disabilities program.

Highway 40 Grade Widening between Hinton and Grande Cache

Total Capital Plan Funding: $84 million Expected Completion: Fall 2027

•	This project will widen Highway 40 between Highway 16 and north of Berland River.

Highway 881 Safety and Roadway Improvements

Total Capital Plan Funding: $52 million Expected Completion: Fall 2026

•	This project will include safety and roadway improvements on Highway 881 between Lac La Biche and Highway 63.

Cyclotron Facility

Total Capital Plan Funding: $50 million Expected Completion: TBD

•	Construction of a new cyclotron and radio pharmacy facility at Foothills Medical Centre to manufacture radiopharmaceuticals.

University of Calgary – Veterinary Medicine Expansion

Total Capital Plan Funding: $59 million Expected Completion: Fall 2025

•	This expansion will increase the number of seats in the Veterinary Medicine Program and allow for more students to study veterinary medicine and provide a sustainable way to ensure animal care in Alberta.

The province has committed a combined $3 billion for LRT projects in Edmonton and Calgary:

Edmonton - $1.47 billion for the Metro Line LRT Extension, West Valley Line LRT, and Capital Line South LRT Extension.
Calgary - $1.53 billion for the Green Line LRT.

2022-23 Final Results | Year-End Report	21

Designated Industrial Assessment

Total Capital Plan Funding: $9.2 million Expected Completion: Fall 2024

•	This funding will support the development of an IT system for designated industrial property assessment.

Construction in Progress

Affordable Housing, Fort Saskatchewan

Total Capital Plan Funding: $6 million Expected Completion: Summer 2023

•	Construction of a 78-unit apartment building to meet the needs of specialized clients with low incomes.

Highway 2 Deerfoot Trail Upgrade

Total Capital Plan Funding: $610 million Expected Completion: Fall 2027

•	A combination of upgrades to Highway 2 Deerfoot Trail.

Glenbow Museum Renovations

Total Capital Plan Funding: $80 million Expected Completion: Fall 2024

•	The Glenbow Museum will be renovated and modernized into a world-class gallery space.

Canmore Nordic Centre Infrastructure Upgrades

Total Capital Plan Funding: $22 million Expected Completion: Summer 2024

•	A new biathlon building and modification of surrounding trails and infrastructure will ensure the Centre meets the criteria of the International Biathlon Union to continue hosting international events.

Highway 3 Twinning, Phased Approach, Initial Section Taber to Burdett

Total Capital Plan Funding: $150 million Expected Completion: Fall 2026

•	Twinning this major economic corridor will support increased traffic as a result of new economic activity from the agriculture/agri-business sector and developments in southeastern Alberta.

Highway 2 - 65th Avenue Interchange

Total Capital Plan Funding: $124 million Expected Completion: Fall 2025

•	This new interchange will reduce traffic congestion along the QEII, and the main airport interchange/access while providing a major new roadway connection to Leduc, the airport, and surrounding areas.

Highway 40 Twinning, South of Grande Prairie

Total Capital Plan Funding: $227.5 million Expected Completion: Fall 2025

•	The project includes the construction and twinning of a second bridge across the Wapiti River to support commuter safety in this growing economic area of the province.

Highway 19 (East and West)

Total Capital Plan Funding: $95 million Expected Completion: Fall 2023

•	This project includes twinning of 3.5 km of Highway 19 from Highway 60 to 3.5 km East of Highway 60, and realignment and improvements to the Highway 19 and Highway 60 intersection and intersection improvements and service roads along the corridor.

Highway 813 Bridge Replacement

Total Capital Plan Funding: $70 million Expected Completion: Fall 2026

•	Construction of a bridge on Highway 813 over the Athabasca River.

Red Deer Justice Centre

Total Capital Plan Funding: $203 million Expected Completion: Fall 2023

•	The project will address space shortages in the community and ensure vital justice services are delivered effectively to residents of central Alberta.

Agrivalue Processing Business Incubator (Leduc)

Total Capital Plan Funding: $28 million Expected Completion: Summer 2023

•	The facility is being expanded with additional incubator suites to support the establishment and growth of new food companies, products and business ventures in Alberta.

West Calgary Ring Road

Total Capital Plan Funding: $1.2 billion Expected Completion: Fall 2024

•	The Calgary Ring Road will provide 101 kilometres of free flow traffic around the Calgary region.

Springbank Off-Stream Reservoir

Total Capital Plan Funding: $744 million Expected Completion: Fall 2025

•	This project will provide flood protection along the Elbow River in Calgary and other downstream communities as part of an overall flood mitigation system.

22	2022-23 Final Results | Year-End Report

University of Alberta Dentistry and Pharmacy Building Renewal

Total Capital Plan Funding: $249 million Expected Completion: 2023

•	Functional renewal of the historic University of Alberta Dentistry and Pharmacy Building.

Misericordia Community Hospital Modernization Program

Total Capital Plan Funding: $85 million Expected Completion: Summer 2023

•	Design and construction of a new emergency department that will accommodate current and future patient volume needs and an additional 35,000 visits per year.

Provincial Pharmacy Central Drug Production and Distribution Centre

Committed as of Budget 2022: $49 million over three years Expected Completion: Winter 2025

•	This project will consolidate and centralize drug production and distribution activities in Edmonton.

Bridgeland Riverside Continuing Care Centre

Total Capital Plan Funding: $131 million

Expected Completion: Fall 2024

•	The project will provide an additional 198 private room long-term care beds for Calgary to accommodate patients with complex health needs.

Gene Zwozdesky Centre at Norwood

Committed as of Budget 2022: $385 million

Expected Completion: Summer 2025

•	Construction is complete for the seven-storey tower at Gene Zwozdesky Centre at Norwood with 234 complex continuing care and post-acute beds, and is scheduled to open in fall 2023. Further work for this project, including the renovation of the Angus
McGugan Pavilion, will be completed after operations are relocated into the new tower.

Completed Projects

*Projects are defined as completed when construction has ended, however, they may continue to be supported by the Capital Plan budget due to close out and preoperational costs.

Highway 43 - Grande Prairie Bypass

Total Capital Plan Funding: $48 million

•	This project completes the second and final stage paving of the Highway 43 Grande Prairie Bypass.

University of Calgary MacKimmie Complex and Professional Faculties Building Redevelopment

Total Capital Plan Funding: $262 million

•	The MacKimmie Complex project renewed the building’s vacated space to increase student capacity.

Calgary Cancer Centre

Total Capital Plan Funding: $1.4 billion

•	Construction of a new technologically advanced facility to accommodate comprehensive cancer care services for southern Alberta. The Centre is anticipated to open to the public in 2024.

Designated Industrial Zone Pilot Project (Grant)

Total Capital Plan Funding: $2 million

•	Supported municipalities in the development of designs for water-intakes and where appropriate distribution infrastructure in the Alberta Industrial Heartland.

Affordable Seniors Housing, Lethbridge

Total Capital Plan Funding: $3.5 million

•	Construction of a new 64 unit affordable seniors housing in Lethbridge.

Seniors Lodge Phase 2, Calgary (Gilchrist)

Total Capital Plan Funding: $30 million

•	Construction of a new 115-unit lodge building on Gilchrist Garden site in Calgary.

Highway 15 Twinning and North Saskatchewan River Bridge (Edmonton To Fort Saskatchewan)

Total Capital Plan Funding: $95 million

•	Twinning of a portion of roads from Edmonton to Fort Saskatchewan on Highway 15 and the North Saskatchewan River Bridge on Highway 15 at Fort Saskatchewan.

Schools

The following 16 school projects were completed in 2022-23 with total capital plan funding of over $370 million:

•	Bayside School (Calgary)

•	Ben Calf Robe – St. Clare Catholic Elementary/Junior High School (Edmonton)

•	Blue Hills Community School (Mackenzie County)

•	École à la Découverte (Edmonton)

•	École Catholique Louis Riel (Grande Prairie)

•	École Citadelle (Legal)

•	École Le Ruisseau (Brooks)

•	Father Lacombe Catholic School (Lacombe)

•	Holy Spirit School (Cochrane)

•	Joan Carr Catholic Elementary/Junior High School (Edmonton)

•	Joey Moss School (Edmonton)

•	Lakeshore School (Calgary)

•	Mahogany Elementary School (Calgary)

•	Morinville Community High School (Morinville)

•	Paul Kane High School (St. Albert)

•	St. Francis of Assisi Catholic Academy (Slave Lake)

2022-23 Final Results | Year-End Report	23